Filed pursuant to Rule 433 Registration Statement Nos. 333-202913 and 333-180300-03 FINANCIAL PRODUCTS FACT SHEET (T888)

Offering Period: September 29, 2016—October 20, 2016

Digital Barrier Notes due April 30, 2018

Linked to the Lowest Performing of the S&P 500® Index and the Russell 2000® Index

Product Terms

•      Digital Barrier Notes due April 30, 2018 linked to the lowest performing of the S&P 500® Index and the Russell 2000® Index.

•      If the Final Level of the Lowest Performing Underlying is greater than its Knock-in Level, you will be entitled to receive a Redemption Amount that will equal the principal amount of the securities you hold multiplied by the sum of one plus the Fixed Payment Percentage.

•      If the Final Level of the Lowest Performing Underlying is equal to or less than its Knock-In Level, you will be fully exposed to any depreciation in the Lowest Performing Underlying.

•      Any payment on the securities is subject to our ability to pay our obligations as they become due.

Issuer*:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Trade Date:	Expected to be October 21, 2016
Settlement Date:	Expected to be October 28, 2016
Underlyings:	The S&P 500® Index and the Russell 2000® Index
Fixed Payment
Percentage**:	Expected to be between 9.50% and 10.50%
Redemption Amount:	Principal amount of the securities you hold x (1 + Underlying Return of the Lowest Performing Underlying).
Underlying Return:	For each Underlying, if (a) its Final Level is greater than its Knock-In Level, then the Fixed Payment Percentage; or (b) its Final Level is equal to or less than its Knock-In Level, then: [(Final Level – Initial Level)/Initial Level]
Knock-In Level**:	For each Underlying, approximately 75% of its Initial Level.
Knock-In Event:	Occurs if the Final Level of any Underlying is equal to or less than its Knock-In Level.
Initial Level:	For each Underlying, the closing level of such Underlying on the Trade Date.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Lowest Performing	The Underlying with the lowest Underlying Return.
Underlying:
Valuation Date:	April 23, 2018
Maturity Date:	April 30, 2018
CUSIP:	22548QKF1
Fees:	Credit Suisse Securities (USA) LLC and any agent (the “Agents”) may receive varying discounts and commissions of up to $19.50 per $1,000 principal amount of securities and will forgo fees for sales to fiduciary accounts. The Agents may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers.

* As used in this document, references to "we" or "our" are to Credit Suisse AG, as Issuer.

** To be determined on the Trade Date.

Certain Product Characteristics

•      If the Final Level of the Lowest Performing Underlying is equal to or greater than its Knock In Level, offers a Redemption Amount that will equal the principal amount of the securities you hold multiplied by the sum of one plus the Fixed Payment Percentage.

•      Fixed Payment Percentage expected to be between 9.50% and 10.50%**.

•      If a Knock-In Event occurs, full downside participation in the depreciation of the Lowest Performing Underlying.

•      Knock-In Level of approximately 75%** of the respective Initial Level for each Underlying.

Hypothetical Returns at Maturity

Percentage Change from the Initial Level to the Final Level of the Lowest Performing Underlying	Underlying Return of the Lowest Performing Underlying (1)	Redemption Amount per $1,000 Principal Amount(1)(2)
50%	10.00%	$1,100.00
40%	10.00%	$1,100.00
30%	10.00%	$1,100.00
20%	10.00%	$1,100.00
10%	10.00%	$1,100.00
0%	10.00%	$1,100.00
-10%	10.00%	$1,100.00
-20%	10.00%	$1,100.00
-25%	-25.00%	$750.00
-30%	-30.00%	$700.00
-40%	-40.00%	$600.00
-50%	-50.00%	$500.00

(1)	Assumes a Fixed Payment Percentage of 10%** (the midpoint of the expected range).

(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

Certain Product Risks

•      Your investment may result in a loss of up to 100% of the principal amount. The Redemption Amount will be less than the principal amount if the Final Level of the Lowest Performing Underlying is equal to or less than its Knock-In Level. In such case, you will be fully exposed to any depreciation in the Lowest Performing Underlying.

•      The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.

•      The Redemption Amount will be based on the Underlying Return of the Lowest Performing Underlying and, therefore, you will not benefit from the performance of the other Underlying.

•      The securities are exposed to the risk of fluctuations in the level of the Underlyings to the same degree for each Underlying.

•      The securities do not pay interest.

•      The return on the securities is affected by the Final Level of the Lowest Performing Underlying and by whether a Knock-In Event occurs.

(See “Additional Risk Considerations” on the next page.)

FINANCIAL PRODUCTS FACT SHEET (T888)

Offering Period:

September 29, 2016—October 20, 2016

Digital Barrier Notes due April 30, 2018

Linked to the Lowest Performing of the S&P 500® Index and the Russell 2000® Index

Additional Risk Considerations

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.

•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.

•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary account without prior written approval of the customer.

•	The securities will be affected by a number of economic, financial, political, regulatory and judicial factors that may either offset or magnify each other.

•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlyings.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the preliminary pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated September 29, 2016, Underlying Supplement dated May 4, 2015, Product Supplement No. I dated May 4, 2015, Prospectus Supplement dated May 4, 2015 and Prospectus dated May 4, 2015, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:

http://www.sec.gov/Archives/edgar/data/1053092/000095010316016684/dp69112_424b2-t888.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.